

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2023

Don Kim
Chief Financial Officer
UroGen Pharma Ltd.
400 Alexander Park
Princeton, NJ 08540

   Re: UroGen Pharma Ltd.
    Form 10-K for Fiscal Year Ended December 31, 2022
    File No. 001-38079

Dear Don Kim:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

  Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Research and Development Expenses, page 63

1. We note that you have two product candidates, UGN-102 and UGN-301, that are still in clinical development, and Jelmyto, which is an approved product. Please revise future filings to disclose the costs incurred during each period presented for each of your key research and development product candidates. If you do not track your research and development costs by project, disclose that fact and explain why you do not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosure that provides more transparency as to the type of research and development expenses incurred (i.e., by nature or type of expense) which should reconcile to total research and development expenses on your Statements of Operations.

  In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Lynn Dicker at 202-551-3616 or Kevin Kuhar at 202-551-3662 with any
questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences